02018582

VF 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53138

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED
MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TF Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 960
(No. and Street)

New York (City) New York (State) 10271 (Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Nadelson (212-433-7766)
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - if individual, state last, first, middle name)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE.

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident m United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to The collection of information contained in this form are not required to respond unless the form displays. a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Nadelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TF Trading, LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING MEMBER OF MANAGER

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claim of creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TF TRADING, LLC

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD JULY 1(INCEPTION) TO DECEMBER 31, 2001

TF TRADING, LLC

CONTENTS

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
TF Trading, LLC

We have audited the accompanying statement of financial condition of TF Trading, LLC as of December 31, 2001 and the related statements of operations, changes in member's equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of TF Trading, LLC as of December 31, 2001, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
February 14, 2002

TF TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 23,085
Securites owned - at market value	2,157,849
Receivable from clearing broker	615,049
Other assets	10,000
TOTAL ASSETS	$2,805,983

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Securities sold not yet purchased - at market value	$1,091,709
Accrued expenses and other liabilities	2,862
TOTAL LIABILITIES	1,094,571
MEMBER'S EQUITY	1,711,412
TOTAL LIABILITIES AND MEMBER'S EQUITY	$2,805,983

The accompanying notes are an integral part of this statement.

TF TRADING, LLC

STATEMENT OF INCOME

FOR THE PERIOD JULY 1(INCEPTION) TO DECEMBER 31, 2001

REVENUE		
Trading income		$106,492
Interest and dividend income		12,675
TOTAL REVENUE		119,167
EXPENSES		
Interest	$ 8,998	
Professional fees	3,250	
Short dividends	2,182	
Office supplies and expenses	1,004	
TOTAL EXPENSES		15,434
NET INCOME		$103,733

The accompanying notes are an integral part of this statement.

TF TRADING, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD JULY 1(INCEPTION) TO DECEMBER 31, 2001

Member's equity - July 1, 2001	$ 0
Capital contributions	1,607,679
Net Income	103,733
Member's equity - December 31, 2001	$ 1,711,412

The accompanying notes are an integral part of this statement.

TF TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 1(INCEPTION) TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 103,733
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in securities owned	$(2,157,849)	
Increase in receivable from clearing broker	(615,049)	
Increase in other assets	(10,000)	
Increase in securities sold not yet purchased	1,091,709	
Increase in accrued expenses and other liabilities	2,862	
TOTAL ADJUSTMENTS		(1,688,327)
NET CASH USED BY OPERATING ACTIVITIES		(1,584,594)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from contribution of capital		1,607,679
NET INCREASE IN CASH		23,085
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		0
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$ 23,085

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Interest and dividends received during the period	$12,675
Interest and dividends paid during the period	11,180

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

TF Trading, LLC (the Company), was organized in the State of Delaware in January 2001 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission and became a member of The American Stock Exchange in July 2001. The Company is a wholly-owned subsidiary of The Tepeyac Fund, LP and was organized primarily to execute transactions for its own trading accounts. All such transactions are forwarded to Spear, Leeds and Kellogg, the Company's clearing agent, on a fully disclosed basis. As stated in the Company's Operating Agreement, unless otherwise extended by amendment, the Company shall dissolve by December 31, 2075.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities and securities sold, not yet purchased, are valued at their last sales price, or, in the case of listed options, at the mean between the last bid and ask price at the close of business on such day. The resulting unrealized gain or loss is reflected in income.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2001, primarily all of the securities owned and the amounts due to brokers reflected in the statement of financial position are positions with and amounts due to Spear, Leeds and Kellogg.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The member is liable for federal and state income taxes on the Company's taxable income.

4. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no customer accounts.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 since the company has been a registered broker dealer for less than one year. At December 31, 2001, the Company had net capital of $1,148,781 which exceeded the minimum requirement of $100,000 by $1,048,781. The Company's ratio of aggregate indebtedness to net capital ratio was 0 to 1.

TF TRADING, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2001

CREDITS	
Member's equity	$1,711,412
DEBITS	
Other assets	10,000
NET CAPITAL BEFORE HAIRCUTS	1,701,412
Haircuts on securities positions	552,631
NET CAPITAL	1,148,781
Minimum net capital requirement	100,000
EXCESS NET CAPITAL	$1,048,781

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 2,862

Ratio of aggregate indebtedness to net capital .0 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying Auditor's Report.